EXHIBIT 99.3
Media Release

09 June 2022
Nano One and Rio Tinto Announce Strategic Partnership and US$10M Investment

Vancouver, Canada (TSX: NANO) (OTC: NNOMF) (Frankfurt: LBMB)

•Rio Tinto makes US$10M strategic equity investment in Nano One.

•Rio Tinto to collaborate on battery metals as inputs for Nano One’s cathode process technologies.

•Partnership accelerates commercialization of Nano One’s One-Pot and M2CAM® technologies. Adds to Government of Canada’s Mines-to-Mobility initiative for North American battery ecosystem. Québec focus on Rio Tinto’s iron production in Sorel-Tracy and Nano One’s pending LFP facility in Candiac.

Nano One® Materials Corp. (“Nano One” or the “Company”), a clean technology innovator in battery materials, and Rio Tinto, a leading global mining and metals group, have agreed to enter into a strategic partnership providing iron and lithium products, collaboration and a US$10M investment into Nano One. This partnership and funding will accelerate Nano One’s multi-cathode (multi-CAM) commercialization strategy and support cathode active materials (CAM) manufacturing in Canada for a cleaner and more efficient battery supply chain for North American and overseas markets.

Dan Blondal, CEO of Nano One, said: "The global transition to a low-carbon electrified economy will require millions of tonnes of battery materials, so it is critically important to produce these materials efficiently and with the lowest environmental footprint. Rio Tinto’s partnership and support complement our recent announcement to acquire Johnson Matthey’s LFP business in the nearby community of Candiac, Québec and amplifies the Government of Canada’s Mines-to-Mobility initiative, which aims to encourage a localized battery ecosystem to serve the broader North American market. Rio Tinto brings deep experience in high volume production and technology commercialization, as well as a growing battery metals business. We are excited to be partnering with Rio Tinto, our shared vision will see many opportunities for collaboration as we drive for change."

Nano One’s patented One Pot Process and metal to cathode active material (M2CAM) technologies form a unique manufacturing platform that enables nickel-rich (NMC), iron-rich (LFP) and manganese-rich (LNMO) lithium-ion cathode active materials to be made sulfate-free from a range of battery metal sources with fewer steps, lower costs, less complexity and a much smaller environmental footprint. The technology applies to all lithium-ion battery chemistries for applications in electric vehicles, renewable energy storage and portable electronics.

Strategic Equity Investment

Rio Tinto has made a strategic equity investment into Nano One for gross proceeds of US$10M, equivalent to C$12,536,500. On closing, Nano One will issue a total of 4,643,148 common shares (the “Shares”), approximately 4.9% of the current issued and outstanding Shares of Nano One, at C$2.70 per Share (the “Issue Price”) in a non-brokered private placement. This investment will be directed towards technology and supply chain development, commercialization, Nano One’s acquisition of the Candiac facility in Québec (announced 25 May 2022 pending completion), its conversion to One-Pot lithium iron phosphate (LFP) and industrial scale piloting of other Nano One CAM technologies, and for working capital purposes.

Provisions of the investment agreement with Rio Tinto include participation rights in any future equity financings to maintain pro rata ownership interest for a period of five years from the date of closing; a lock up on securities dispositions and a standstill for a period of 12 months from the date of closing, subject to certain exemptions.

“Canada has positioned itself as a global leader in critical minerals and batteries, and with partnerships like the one we see here today with Nano One, Rio Tinto and our government, we continue to see the growing success of the Canadian electric vehicle battery market. Throughout recent years, our government has supported Nano One with over $10 million in funding to help bring their unique innovation to market, doubling down on Canadian innovation and Canadian workers’ expertise in the critical minerals sector,” said the Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry.

Strategic Collaboration Agreement

Rio Tinto and Nano One will on closing, enter into  a strategic collaboration agreement that includes a study of Rio Tinto’s battery metal products, including iron powders from the Rio Tinto Fer et Titane facility in Sorel-Tracy, Québec, as feedstock for the production of Nano One’s cathode materials. Rio Tinto will contribute know-how from its Critical Minerals and Technology Centre, which has developed a unique expertise in the extraction and processing of critical minerals such as lithium and scandium, as well as minerals from Canada, the United States, and other international sources to further drive localization of the lithium ion battery value chain.

Rio Tinto will collaborate on technical and business matters as may be required in developing, designing, constructing and operating cathode production facilities. Nano One will issue to Rio Tinto 1,000,000 non-transferrable Share purchase warrants (a “Warrant”) as consideration for their technical and support services. Each Warrant shall entitle Rio Tinto to purchase one Share at an exercise price of C$4.00 for a period of 12 months from the date of issuance.

Marnie Finlayson, Managing Director of Rio Tinto's Battery Materials portfolio added: "Localized, clean and secure supply chains are critical for the success of the energy transition that is now underway and this requires partnerships with innovative companies like Nano One to help us differentiate, disrupt and accelerate the path to a net-zero future. We are pleased to back and support Nano One’s ambitions to drive for change and we look forward to bringing Rio Tinto’s deep experience and know-how in commercialization and large scale projects to this exciting initiative.”

“Critical minerals are a generational opportunity for Canada, and our government is committed to developing an end-to-end Canadian battery supply chain, from exploration to recycling. This is why the partnership between Nano One and Rio Tinto is so promising — it’s an example of the collaboration we need to develop a globally competitive supply chain that will position Canada to lead in the global energy transition. By leveraging Canada’s wealth of critical minerals and our skilled workforce, we can create good jobs, drive clean growth and ensure economic opportunities for communities across the country,” said the Honourable Jonathan Wilkinson, Minister of Natural Resources.

Nano One and Rio Tinto will be hosting a live broadcast event discussing the strategic partnership on Thursday June 9th, 2022, at 1:30 – 2:30 pm EDT. Live streaming of the event can be found here:

English: https://iframe.dacast.com/live/d9096886654ded8fe9e0e5748f27bf1f/361ffb17-396c-46f2-b529-be7197edcdcf

Français: https://iframe.dacast.com/live/d9096886654ded8fe9e0e5748f27bf1f/b0b48def-eb49-dde4-cbac-1fc424cea3ad

An archived video will be posted on the Nano One website after the event.

All securities issued pursuant to this collaboration arrangement are subject to a restricted hold period of four months and a day, under applicable Canadian securities legislation. Closing is subject to certain customary closing conditions, including the approval of the Toronto Stock Exchange (the “Exchange”). The Company expects closing to occur within 30 days.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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About Nano One

Nano One® Materials Corp (Nano One) is a clean technology company with a patented, scalable and low carbon intensity industrial process for the low-cost production of high-performance lithium-ion battery cathode materials. The technology is applicable to electric vehicle, energy storage, consumer electronic and next generation batteries in the global push for a zero-emission future. Nano One’s One-Pot process, its coated nanocrystal materials and its Metal to Cathode Active Material (M2CAM®) technologies address fundamental performance needs and supply chain constraints while reducing costs and carbon footprint. Nano One has received funding from various government programs and the current “Scaling of Advanced Battery Materials Project” is supported by Sustainable Development Technology Canada (SDTC) and the Innovative Clean Energy (ICE) Fund of the Province of British Columbia. For more information, please visit www.nanoone.ca

Changing how the world makes battery materials

About Rio Tinto

Rio Tinto is a mining and metals company operating in 35 countries around the world that produces the materials essential to human progress. It aims to help pioneer a more sustainable future, from partnering in the development of technology that can make the aluminum smelting process entirely free of direct GHG emissions, to providing the world with the materials it needs – such as copper and titanium – to build a new low-carbon economy and products like electric vehicles and smartphones.

Rio Tinto has a long history in Québec, Canada where it operates significant aluminium, iron and titanium businesses. Rio Tinto is building a leading battery materials business, with three lithium projects in development across the United States, Argentina and Serbia.

Contacts

Nano One: Paul Guedes info@nanoone.ca (604) 420 2041 Media Contact: Chelsea Nolan Antenna Group for Nano One nanoone@antennagroup.com (646) 854 8721	Rio Tinto: Simon Letendre Simon.letendre@riotinto.com (514) 796-2973

Certain information contained herein may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking information in this news release includes, but is not limited to, statements with respect to: the closing of the financing and related transaction, the approval by the Exchange for the financing; closing of the pending acquisition of the Candiac facility in Québec;the development of technology, supply chains, and plans for construction and operation of cathode production facilities; successful collaboration with Rio Tinto; and execution of the Company’s future business strategy, all of which are contingent on partnerships, support and grants and the commercialization of the Company’s technology and patents. Generally, forward-looking information can be identified by the use of terminology such as 'believe', 'expect', 'anticipate', 'plan', 'intend', 'continue', 'estimate', 'may', 'will', 'should', 'ongoing', ‘target’, ‘goal’, ‘focus’, ‘build’, ‘engage’, ‘potential’ or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements are based on the current opinions and estimates of management as of the date such statements are made are not, and cannot be, a guarantee of future results or events. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including but not limited to: approval of the Issuance by the Exchange; closing of the pending acquisition of the Candiac facility in Québec; the development of technology, supply chains, and plans for construction and operation of cathode production facilities; successful collaboration with Rio Tinto execution of the Company’s future business strategy; any future collaborations that may happen with miners, OEM’s or others; the Company's ability to achieve its stated goals, the commercialization of the Company’s technology and patents; and other risk factors as identified in Nano One’s MD&A and its Annual Information Form dated March 28, 2022, both for the year ended December 31, 2021, and in recent securities filings for the Companies which are available at www.sedar.com. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake any obligation to update any forward-looking statements or forward-looking information that is incorporated by reference herein, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.